FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Application for Deregistration of
 Certain Registered Investment Companies


I.	General Identifying Information

1.	Reason fund is applying to deregister (check
only one):

[    ]	Merger

[  X ]	Liquidation

[     ]	Abandonment of Registration
(Note: Abandonments of Registration
answer only questions 1 through 15, 24
and 25 of this form and complete
verification at the end of the form.)

	[    ]	Election of status as a Business
Development Company
(Note: Business Development
Companies answer only questions 1
through 10 of this form and complete
verification at the end of the form.)

2.	Name of fund: TCW/DW Term Trust 2000

3.	Securities and Exchange Commission File No.:
811-7808

4.	Is this an initial Form N-8F or an amendment to
a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include
No. & Street, City, State, Zip Code):

c/o Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

6.	Name, address and telephone number of
individual the Commission staff should contact with any questions regarding this form:


Lou Anne D. McInnis, Esq.
Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
(212) 762-5262

7.	Name, address and telephone number of
individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act 17
CFR 270.31a-1, .31a-2]:

Morgan Stanley Services Company Inc.
c/o Morgan Stanley Trust
Harborside Financial Center, Plaza Two
Jersey City, NJ 07311
Attention:  Thomas Caloia
(201) 209-8374

NOTE:	Once deregistered, a fund is still
required to maintain and preserve
the records described in rules
31a-1 and 31a-2 for the period
specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management
company (check only one):

[   ]	Open-end	[ X ]	Closed-end

10.	State law under which the fund was organized
or formed (e.g., Delaware, Massachusetts):

	Massachusetts

11.	Provide the name and address of each
investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

TCW Investment Management Company
865 South Figueroa Street
Los Angeles, CA 90017

Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
New York, NY 10020

12.	Provide the name and address of each
principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Morgan Stanley Distributors Inc.
1221 Avenue of the Americas
New York, NY 10020

13.	If the fund is a unit investment trust ("UIT")
provide:  N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name and address(es):


14.	Is there a UIT registered under the Act that
served as a vehicle for investment in the fund
(e.g., an insurance company separate
account)?

[ ] Yes		[X] No

If Yes, for each UIT state:

	Name(s):
	File No.: 811-_______
	Business Address:

15.	(a)	Did the fund obtain approval from the
board of directors concerning the
decision to engage in a Merger,
Liquidation or Abandonment of
Registration?

		[ X  ] Yes		[] No

		If Yes, state the date on which the board vote took place:

		October 26, 2000

		If No, explain:

	(b)	Did the fund obtain approval from the
shareholders concerning the decision to
engage in a Merger, Liquidation or
Abandonment of Registration?

[] Yes		[ x] No

If Yes, state the date on which the
shareholder vote took place:




If No, explain:

The Trust was organized as a closed-
end investment company scheduled to
distribute substantially all of its assets on or about December 31, 2000 and then terminate.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its
shareholders in connection with the Merger or Liquidation?

[  X ] Yes		[ ] No

(a)	If Yes, list the date(s) on which the fund
made those
distributions:

December 18, 2000.

	(b)	Were the distributions made on the
basis of net assets?

	[ X ] Yes		[ ] No

	(c)	Were the distributions made pro rata
based on share
		ownership?

	[ X ] Yes		[ ] No

(d)	If No to (b) or (c) above, describe the
method of distributions to shareholders.

(e)	 For Mergers, provide the exchange
ratio(s) used and explain how it was
calculated:

(f)	Liquidations only:
			Were any distributions to shareholders
made in kind?

			[ ] Yes		[ X ] No

	If Yes, indicate the percentage of fund
shares owned by a	affiliates, or any
other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes		[ X ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the
fund's shareholders?

	Yes [ X ]		No [  ]

If No,

(a)	How many shareholders does the fund
have as of the date this form is filed?

(b)	Describe the relationship of each
remaining shareholder to the fund:


19.	Are there any shareholders who have not yet
received distributions in complete liquidation of their interests?

[ ] Yes		[  X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date
this form is filed?
(See question 18 above)

[  ] Yes		[ X ] No

If Yes,

(a)	Describe the type and amount of each
asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the
remaining assets?

(c)	Will the remaining assets be invested in
securities?

[ ] Yes		[ ] No

21.	Does the fund have any outstanding debts
(other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes		[ X ] No

If Yes,

(a)	Describe the type and amount of each
debt or other liability:



(b)	How does the fund intend to pay these
outstanding debts or other liabilities?


IV.	Information About Event(s) Leading to
Request For Deregistration

22.	(a)	List the expenses incurred in connection
with the
Merger or Liquidation:

(i)	Legal expenses:  $
(ii)	Accounting expenses:  $
(iii)	Other expenses (list and identify
separately):
Typesetting and Printing of Proxy
Statement:  $
Mailing of Proxy Statement:  $
(iv)	Total expenses (sum of lines (i)-
(iii) above):  $

(b)	How were those expenses allocated?

(c)	Who paid those expenses?   The Fund

(d)	How did the fund pay for unamortized
expenses (if any)?

23.	Has the fund previously filed an application for
an order of the Commission regarding the Merger or Liquidation?

[ ] Yes		[ X ] No

If Yes, cite the release numbers of the
Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or
administrative proceeding?

[ ] Yes		[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to
engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes		[ ] No

If Yes, describe the nature and extent of those activities:


VI.	Mergers Only

26.	(a)	State the name of the fund surviving the
Merger:

(b)	State the Investment Company Act file
number of the fund surviving the
Merger:

 (c)	If the merger or reorganization
agreement has been filed with the
Commission, state the file number(s),
form type used and date the agreement
was filed:

(e)	If the merger or reorganization
agreement has not been filed with the
Commission provide a copy of the
agreement as an exhibit to this form.




VERIFICATION

	The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TCW/DW Term Trust 2000 (ii) he or she is the Vice President of TCW/DW Term Trust
2000, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form
N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

    /s/	Barry Fink
	Barry Fink




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